NYSE
AN ICE EXCHANGE

November 5, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Ultimus Managers Trust, under the Exchange Act of 1934:

- Lyrical U.S. Value Equity ETF
- Lyrical International Value Equity ETF

Sincerely,

Craig A. Marks

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com